SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2024

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

 ROBERTA NERI TO STEP DOWN FROM RYANAIR HOLDINGS PLC

BOARD FROM SEPT 2024

The Board of Ryanair Holdings PLC today (Fri 30 Aug) announced that it has been notified by Roberta Neri, an Italian Non-Exec Director, that she plans to step down from the Board from 1 Sept next to avoid any appearance of a conflict of interest. Ms Neri is an Operating Partner at Asterion Industrial Partners, a Spanish investment fund focusing on European infrastructures, which has recently announced plans to make an equity investment in a number of larger Italian airports from Oct 2024. Ryanair is one of the main customer airlines operating to/from many of these airports. In order to avoid any appearance of a conflict of interest, Ms Neri has advised the Board that she does not feel it would be appropriate to continue as a NED of Ryanair while at the same time holding her operating partner role with an investment fund which owns a significant stake in a number of these Italian Airports.

Ryanair has accepted Ms Neri's decision - with regret - but agrees with her views on this issue.

Ryanair's Chairman Stan McCarthy said:
"I wish to thank Roberta sincerely for her contribution to the Board of Ryanair over the last 8 months. When she joined Ryanair in Feb 2024, she was already an operating partner to Asterion, which is a large infrastructure fund. While Asterion did not previously have any investments in Italian Airports, this is likely to change from Oct next when Asterion are set to make a significant investment in a number of Italian Airports. We agree with Roberta's view on the importance of avoiding any appearance of conflict of interest and in these circumstances, we accept, with regret, Roberta's decision to step down as an NED of Ryanair from 1 Sept 2024."

ENDS

For further info

please contact:                                  Ryanair Press Office
Tel: +353-1-9451799
press@ryanair.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:
30 August, 2024

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary